Columbia Funds

50606 Ameriprise Financial Center

Minneapolis, MN 55474

August 1, 2011

VIA EDGAR

U. S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Columbia Funds Master Investment Trust, LLC (File No. 811-09347)
Columbia Funds Series Trust (File No. 811-09645)
Columbia Funds Series Trust II (File No. 811-21852)
Columbia Funds Variable Insurance Trust I (File No. 811-08481)
Columbia Funds Variable Series Trust II (File No. 811-22127)
RiverSource California Tax-Exempt Trust (File No. 811-4646)
RiverSource Dimensions Series, Inc. (File No. 811-1629)
RiverSource Global Series, Inc. (File No. 811-5696)
RiverSource Government Income Series, Inc. (File No. 811-4260)
RiverSource International Managers Series, Inc. (File No. 811-10427)
RiverSource Market Advantage Series, Inc. (File No. 811-5897)
RiverSource Selected Series, Inc. (File No. 811-4132)
RiverSource Special Tax-Exempt Series Trust (File No. 811-4647)
RiverSource Strategic Allocation Series, Inc. (File No. 811-4133)
RiverSource Tax-Exempt Income Series, Inc. (File No. 811-2901)
RiverSource Tax-Exempt Series, Inc. (File No. 811-2686)
Seligman Municipal Funds Series, Inc. (File No. 811-3828)
Seligman Municipal Series Trust (File No. 811-4250)
(the “Registrants”)

Ladies and Gentlemen:

On behalf of the Registrants, enclosed for filing, pursuant to Rule 17g-1 (the “Rule”) under the Investment Company Act of 1940, as amended (the “1940 Act”), are the following documents:

1)	a copy of the Registrants’ amended joint bond for the period June 1, 2011 through June 1, 2012, attached as Exhibit 1:

2)	a copy of the resolutions of a majority of each Registrant’s Board of Trustees/Directors who are not “interested persons” of such Registrant approving the amount, type, form and coverage of the joint bond and the portion of the premium paid by each of the Registrants, attached as Exhibit 2;

3)	a statement showing the amount of the single insured bond that each Registrant would have provided and maintained had it not been named as an insured under a joint insured bond, attached as Exhibit 3; and

4)	a copy of the agreement dated as of June 1, 2011 entered into pursuant Rule 17g-1(f) attached as Exhibit 4.

Premiums have been paid for the period June 1, 2011 to June 1, 2012. Please contact me at (617) 385-9536 if you have any questions.

Sincerely,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga
Assistant Secretary